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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcola Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 41st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Hernandez (646) 454-3742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Five Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

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CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcola Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

MANDY JOANNE LOUISY
Notary Public - State of New York
No. 01LO6350895
Qualified in New York County
My Commission Expires November 21, 2020

Notary Public 2/13/20 New York, NY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCOLA
SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

Arcola Securities, Inc.
December 31, 2019
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-67940)

Arcola Securities, Inc.

Statement of Financial Condition

As of December 31, 2019

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 11036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Arcola Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arcola Securities, Inc. (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.

February 13, 2020

Arcola Securities, Inc.

Statement of Financial Condition

As of December 31, 2019

(dollars in thousands, except per share data)

Assets		
Cash and cash equivalents	$	6,095
Reverse repurchase agreements		22,573,555
Deposits with clearing organizations		210,438
Other assets		657
Total Assets	$	22,790,745
Liabilities		
Repurchase agreements		22,379,777
Payable to affiliates		1,870
Accounts payable and other liabilities		1,745
Subordinated borrowings due to affiliate		150,000
Total Liabilities		22,533,392
Stockholder's equity		
Common stock - par value $0.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding		10
Additional paid-in capital		248,846
Retained earnings		8,497
Total stockholder's equity		257,353
Total liabilities & stockholder's equity	$	22,790,745

See notes to Statement of Financial Condition.

Arcola Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Nature of Business

Arcola Securities, Inc. (the "Company" or "Arcola") was incorporated in Maryland on July 3, 2008, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Arcola was granted membership to FINRA in January 2009 and commenced operations in February 2009. Arcola received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009 and Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009. Arcola is a direct subsidiary of Annaly TRS, Inc. ("Annaly TRS"), which is a wholly owned subsidiary of Annaly Capital Management, Inc. ("Annaly"), Arcola's ultimate parent. Arcola's principal business activity primarily involves operating a financing matched book of predominantly U.S. Agency mortgage-backed securities.

2. Significant Accounting Policies

Basis of Presentation – The Statement of Financial Condition and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less. Cash and cash equivalents are carried at cost, which approximates fair value.

Reverse Repurchase and Repurchase Agreements – The Company enters into reverse repurchase agreements and repurchase agreements (collectively "Repos") as part of the Company's matched book trading activity. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

Repos are accounted for as collateralized financing transactions, and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company earns and incurs interest over the term of the Repos on an accrual basis. Repos with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreement meet the criteria to permit netting.

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

2. Significant Accounting Policies (continued)

Repos are transacted under master repurchase agreements or other documentation that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Deposits with Clearing Organizations – The Company is a member of various clearing organizations with which it maintains cash or securities required for the conduct of its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Other Assets and Other Liabilities – Other assets consist primarily of deposits, prepaid expenses, receivables and certain equipment and facilities less accumulated depreciation. Other liabilities consist primarily of subordinated borrowings due to Annaly, accrued expenses and accounts payable.

Equipment and Facilities – Generally, the Company does not own or lease its own equipment and facilities. The cost of the majority of equipment and facilities, with the exception of the Company's data storage equipment, is shared with affiliates and is allocated to the Company by Annaly based on an expense sharing agreement.

Use of Estimates – The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value Measurements and Disclosures – Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, requires the disclosure, at fair value, of all financial instruments, including assets and liabilities recorded on the Statement of Financial Condition at their contract amounts. Management estimates that the carrying values of these financial instruments approximates their fair value, as they are short-term in nature or are open contracts subject to frequent re-pricing.

Legal Reserves – In many lawsuits and arbitrations, including class action lawsuits, claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. The Company accrues a liability for legal reserves when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of December 31, 2019, the Company was not aware of any outstanding claims or legal actions against the Company.

2. Significant Accounting Policies (continued)

Income Taxes – The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized on the Statement of Financial Condition. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2019, the Company does not have a deferred tax asset.

The provisions of ASC 740, *Income Taxes*, clarify the accounting for uncertainty in income taxes recognized on the Statement of Financial Condition and prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized on the Statement of Financial Condition. The Company does not have any unrecognized tax benefits that would affect its financial position.

A summary of recent accounting pronouncements follows:

Standards that are not yet adopted

Financial Instruments – Credit Losses (Topic 326)

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. This ASU updates the existing incurred loss model to a current expected credit loss model for financial assets and net investments in leases that are not accounted for at fair value through earnings. The amendments affect loans, repurchase agreements, debt securities held-to-maturity, trade receivables, net investments in leases, off balance sheet credit exposures and any other financial assets not excluded from the scope. There are also changes to the accounting for available-for-sale debt securities. The update is effective January 1, 2020. The ASU did not have an impact on the Company's Statement of Financial Condition.

Income Taxes – Income Taxes (Topic 740)

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* This ASU updates the codification to simplify the accounting for income taxes, for example by providing an exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items. The Company is in the process of evaluating the new standard, but does not expect it to have a significant impact on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Standards that have been recently adopted

Leases (Topic 842)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* which requires a lessee to recognize the assets and liabilities that arise from leases. The update was effective January 1, 2019. The ASU did not have an impact on the Company's Statement of Financial Condition.

3. Related Party-Transactions

The Company enters into the majority of its reverse repurchase agreements with Annaly to provide them with a financing source.

The Company entered into a $150 million subordinated debt agreement with Annaly on April 30, 2014, which is included in Subordinated borrowings due to affiliate on the Statement of Financial Condition (see Footnote 7). Additionally, on January 1, 2019, the Company renewed its Revolving Line of Credit Agreement with Annaly in the amount of $500 million, which has a one year maturity and allows for annual renewal thereafter. The Company paid a commitment fee of $7.5 million upon renewal of this agreement. As of December 31, 2019, the Company has not drawn upon the line of credit. This Agreement was renewed on January 1, 2020, and the Company paid a commitment fee of $7.5 million.

Payable to affiliates consists of expenses to be reimbursed to Annaly pursuant to an expense sharing agreement.

Additionally, payable to affiliates also includes an income tax reimbursement due to Annaly TRS, which will be realized when Annaly TRS and the Company file their combined federal, state and city tax returns.

Related party transactions are comprised of the following (in thousands):

Receivable:	
Reverse repurchase agreements	$ 22,573,555
Payable:	
Subordinated borrowings	150,000
Payable to affiliates	1,870

4. Securities Financing Transactions

The Company enters into Repos to provide financing for its matched book transactions and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. agency securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2019, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $23.6 billion of which all were received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $22.8 billion of which none have been sold or re-pledged to affiliated companies.

5. Reverse Repurchase and Repurchase Agreements

Repos with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreements permit netting. The following table summarizes information regarding netting of Repos on the Statement of Financial Condition as of December 31, 2019 (in thousands):

	Gross Amounts	Amounts Offset on the Statement of Financial Condition[1]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition[2]	Net Amounts
Reverse repurchase agreements	$22,673,560	($100,005)	$22,573,555	($22,573,555)	$0
Repurchase agreements	$22,479,782	($100,005)	$22,379,777	($22,379,777)	$0

[1]Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

5. Reverse Repurchase and Repurchase Agreements (continued)

The following table summarizes information regarding the remaining maturities and collateral types of Repos on the Statement of Financial Condition as of December 31, 2019 (in thousands):

	Repos by Collateral Type	
	Reverse Repurchase Agreements	Repurchase Agreements
	Agency Mortgage-Backed Securities	Agency Mortgage-Backed Securities
1 to 29 days	$ 7,181,385	$ 22,379,777
30 to 59 days	2,875,912	-
60 to 89 days	6,929,416	-
90 to 119 days	-	-
Over 119 days	5,586,842	-
Total	$ 22,573,555	$ 22,379,777

6. Fair Value Measurement

The Company follows fair value guidance in accordance with GAAP to account for its financial instruments. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of the instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

6. Fair Value Measurement (continued)

Level 3 – inputs to the valuation methodology are unobservable and significant to the overall fair value.

GAAP requires disclosure of fair value information about financial instruments that are not measured at fair value through earnings on a recurring basis on the Statement of Financial Condition, for which it is practical to estimate the value. The carrying value of short term instruments including cash and cash equivalents, deposits with clearing organizations, reverse repurchase agreements and repurchase agreements whose term is less than twelve months, generally approximates fair value due to the short term nature of the instruments. The following table summarizes the estimated fair values for financial instruments and liabilities as of December 31, 2019 (in thousands):

	Level In Fair Value Hierarchy	Carrying Value	Fair Value
Financial assets:			
Cash and cash equivalents	1	$ 6,095	$ 6,095
Reverse repurchase agreements	1	22,573,555	22,573,555
Deposits with clearing organizations	1	210,438	210,438
Financial liabilities:			
Repurchase agreements	1	$ 22,379,777	$ 22,379,777

7. Subordinated Borrowings

The borrowings under subordination agreements as of December 31, 2019, are listed in the following (in thousands):

Subordinated notes, 9.25 percent, due April 29, 2020	$ 150,000

The subordinated borrowings are with Annaly and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are carried at cost, which approximates fair value.

8. Commitments, Contingencies and Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Statement of Financial Condition for these transactions.

9. Risk Management

The Company makes use of various policies in the risk management process:

Market Risk – Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Liquidity Risk – Liquidity risk arises from the possibility that there may not be sufficient liquid assets available to meet the Company's obligations in accordance with contractual terms.

Counterparty Credit Risk – The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms.

The Company has established policies and procedures for mitigating credit risk, including reviewing credit exposure and maintaining qualifying collateral.

In the normal course of business, the Company executes, settles, and finances various counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its counterparty activities by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

9. Risk Management (continued)

Concentrations of Credit Risk – The Company primarily provides financing to Annaly and occasionally provides financing and related services to other counterparties. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. To reduce the potential for risk concentration, credit exposure is monitored in light of changing counterparty and market conditions. The Company's primary counterparty to the reverse repurchase agreements is Annaly.

As of December 31, 2019, the Company's significant indirect concentration of credit risk was with the U.S. government and its Agencies. The Company's indirect exposure results from maintaining U.S. government and Agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with Annaly; thus the Company has credit exposure to the U.S. government and its Agencies only in the event of Annaly's default.

The Company's significant industry credit concentration is with financial institutions, as well as, REITs, including both affiliates and third parties. Financial institutions include other brokers and dealers, federal home loan banks, asset managers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

10. Income Taxes

The Company is included in the consolidated tax return of its direct parent, Annaly TRS. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Annaly TRS. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provided deferred taxes on temporary differences and on any carryforwards that it could claim on its hypothetical return and assessed the need for a valuation allowance on the basis of its projected separate return results.

The Company's 2018 deferred tax asset of $1.0 million has been completely offset by 2019 income tax expense. Accordingly, the Company no longer has a deferred tax asset or liability as of December 31, 2019.

Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) Annaly TRS are adjusted for once the consolidated tax return is filed and settled in cash.

10. Income Taxes (continued)

The corporate statutory U.S. federal tax rate is 21%. The Company files tax returns in several U.S. jurisdictions, predominately New York State and New York City. The 2016 through 2019 tax years remain open to U.S. federal, state and local tax examinations.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $0.3 million. As of December 31, 2019, the Company's regulatory net capital of $406.8 million exceeded the minimum requirement of $0.3 million by $406.5 million.

12. Other Regulatory Requirements

The Company is subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2019 customer reserve computation, there was no requirement to segregate cash or securities into the special reserve account for the exclusive benefit of customers.

13. Subsequent Events

The Company has evaluated all subsequent events through the date this report was available to be issued and has noted no significant events since the date of the Statement of Financial Condition.